HOUSTON AMERICAN ENERGY CORP.

801 TRAVIS, SUITE 1425

HOUSTON, TEXAS 77002

TELEPHONE (713) 222-6966

FACSIMILE (713) 222-6440

January 29, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Houston American Energy Corp. (the “Company”)
Registration Statement on Form S-3
Filed December 11, 2018
File No. 333-228749

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. eastern time, Friday, February 1, 2019, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act.

Please direct any comments or questions to our counsel, Michael Sanders, at (512) 264-2062.

Sincerely,

HOUSTON AMERICAN ENERGY CORP.

/s/ James Schoonover
James Schoonover
President